UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

November 6, 2025

NORFOLK SOUTHERN CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Virginia	1-8339	52-1188014
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

650 West Peachtree Street NW

Atlanta, Georgia

30308-1925

(Address of principal executive offices, including zip code)

(855) 667-3655

(Registrant’s telephone number, including area code)

No Change

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Norfolk Southern Corporation Common Stock (Par Value $1.00)	NSC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, on July 28, 2025, Norfolk Southern Corporation, a Virginia corporation (“Norfolk Southern”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Norfolk Southern, Union Pacific Corporation, a Utah corporation (“Union Pacific”), Ruby Merger Sub 1 Corporation, a Virginia corporation and a direct wholly owned subsidiary of Union Pacific (“Merger Sub 1”) and Ruby Merger Sub 2 LLC, a Virginia limited liability company and a direct wholly owned subsidiary of Union Pacific (“Merger Sub 2”). Pursuant to the terms of the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, (i) Merger Sub 1 will merge with and into Norfolk Southern (the “First Merger”), with Norfolk Southern surviving the First Merger as a direct wholly owned subsidiary of Union Pacific, and (ii) immediately thereafter, Norfolk Southern will merge with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a direct, wholly owned subsidiary of Union Pacific.

On September 16, 2025, Union Pacific filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the First Merger and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders. The Registration Statement was declared effective on September 30, 2025, and Union Pacific filed a final prospectus on October 1, 2025, and Norfolk Southern filed a definitive proxy statement on October 1, 2025 (together, the “Joint Proxy Statement/Prospectus”). Union Pacific and Norfolk Southern commenced mailing the Joint Proxy Statement/Prospectus to their respective shareholders on or about October 10, 2025.

Each of Norfolk Southern and Union Pacific will hold a special meeting of its shareholders on November 14, 2025 in connection with the transactions contemplated by the Merger Agreement as further described in the Joint Proxy Statement/Prospectus.

Litigation Related to the Mergers

Following the announcement of the Merger Agreement, as of the date of this Current Report on Form 8-K, three lawsuits challenging the Mergers have been filed in New York Supreme Court (each, a “Lawsuit” and, collectively, the “Lawsuits”). The first Lawsuit, captioned Welsh v. Norfolk Southern Corp. et al. (No. 659329/2025) was filed on October 23, 2025. The second Lawsuit, captioned Scott v. Norfolk Southern Corp. et al. (No. 659334/2025) was on October 24, 2025. The third Lawsuit, captioned Siegel v. Dillon et al. (No. 659322/2025) was filed on October 26, 2025. In addition, Union Pacific and Norfolk Southern have each received demand letters from certain purported shareholders of Union Pacific and Norfolk Southern, as applicable, that allege deficiencies and/or omissions in the Registration Statement (collectively, the “Demand Letters” and together with the Lawsuits, the “Matters”). The Matters each allege that, among other things, the Joint Proxy Statement/Prospectus contains certain disclosure deficiencies and/or incomplete information regarding the Mergers and seek additional disclosures to remedy these purported deficiencies. Union Pacific and Norfolk Southern believe that the allegations in the Matters are without merit. There can be no assurances that additional lawsuits or demands will not be filed or made against Union Pacific and/or Norfolk Southern with respect to the Mergers. If this occurs, neither Union Pacific nor Norfolk Southern will necessarily announce them.

Union Pacific and Norfolk Southern believe that the disclosures set forth in the Joint Proxy Statement/Prospectus comply fully with applicable law and exchange rules and that no further disclosure beyond that already contained in the Joint Proxy Statement/Prospectus is required under applicable law or exchange rules. However, in order to moot such disclosure claims, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the completion of the Mergers, and without admitting any culpability, liability or wrongdoing and without admitting the relevance or materiality of such disclosures, Union Pacific and Norfolk Southern are voluntarily supplementing the Joint Proxy Statement/Prospectus with the disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Union Pacific and Norfolk Southern specifically deny all allegations in the Matters, including that any additional disclosure was or is required.

Supplemental Disclosures to the Joint Proxy Statement/Prospectus

The Supplemental Disclosures should be read in connection with the Joint Proxy Statement/Prospectus, which should be read in its entirety, including all risk factors and cautionary notes contained therein. All page references are to pages in the Joint Proxy Statement/Prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the Joint Proxy Statement/Prospectus. For clarity, new text within restated paragraphs from the Joint Proxy Statement/Prospectus is highlighted with bold, underlined text, while deleted text is ~~bold and stricken-through~~.

The first sentence in the second full paragraph on page 116 under “The Merger—Opinions of Union Pacific’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC—Analyses Related to Norfolk Southern—Discounted Equity Value Analysis” is hereby amended and supplemented as follows:

In arriving at the implied equity values per share of Norfolk Southern common stock, Morgan Stanley applied a representative range of the ratio of AV to NTM Adjusted EBITDA as of January 1, 2027 (which is referred to as the AV / 1/1/2027 NTM Adj. EBITDA Ratio), of 11.5x to 13.5x, derived by Morgan Stanley using its experience and professional judgment, to Norfolk Southern’s estimated NTM Adjusted EBITDA as of January 1, 2027, of $6,663 million, then subtracted the amount of Norfolk Southern’s estimated net debt of $13.8 billion as of January 1, 2027, and then divided the resulting implied equity values for Norfolk Southern by Norfolk Southern’s fully diluted shares outstanding, in each case based on the UP management unaudited NS projections.

The second bullet point on page 118 under “The Merger—Opinions of Union Pacific’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC—Analyses Related to Norfolk Southern—Other Factors” is hereby amended and supplemented as follows:

Brokers’ Price Targets. For reference only and not as a component of its fairness analysis, Morgan Stanley reviewed and analyzed future public market trading price targets for Norfolk Southern common stock prepared and published by 19 equity research analysts as of the unaffected date. These targets generally reflect each analyst’s estimate of the future public market trading price of Norfolk Southern common stock. The range of broker price targets for Norfolk Southern common stock was $174 to $300 per share. Morgan Stanley also noted that the median of broker price targets for Norfolk Southern was $278 per share. The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for Norfolk Southern common stock and these estimates are subject to uncertainties, including the future financial performance of Norfolk Southern and future financial market conditions.

The first sentence in the second full paragraph beginning on page 120 under “The Merger—Opinions of Union Pacific’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC—Analyses Related to Union Pacific—Discounted Equity Value Analysis” is hereby amended and supplemented as follows:

In arriving at the implied equity values per share of Union Pacific common stock, Morgan Stanley applied a representative range of AV / 1/1/2027 NTM Adj. EBITDA Ratios of 12.5x to 14.5x, derived by

Morgan Stanley using its experience and professional judgment, to Union Pacific’s estimated NTM Adjusted EBITDA as of January 1, 2027, of $13,664 million, then subtracted the amount of Union Pacific estimated net debt of $34.4 billion as of January 1, 2027, and then divided the resulting implied equity values for Union Pacific by Union Pacific’s fully diluted shares outstanding, in each case based on the UP management unaudited UP projections.

The second bullet point on page 122 under “The Merger—Opinions of Union Pacific’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC—Analyses Related to Union Pacific—Other Factors” is hereby amended and supplemented as follows:

Brokers’ Price Targets. For reference only and not as a component of its fairness analysis, Morgan Stanley reviewed and analyzed future public market trading price targets for Union Pacific common stock prepared and published by 22 equity research analysts as of the unaffected date. These targets generally reflect each analyst’s estimate of the future public market trading price of Union Pacific common stock. The range of broker price targets for Union Pacific common stock was $202 to $275 per share. Morgan Stanley also noted that the median of broker price targets for Union Pacific was $262 per share. The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for Union Pacific common stock and these estimates are subject to uncertainties, including the future financial performance of Union Pacific and future financial market conditions.

The table on page 130 under “The Merger—Opinions of Union Pacific’s Financial Advisors—Opinion of Wells Fargo Securities, LLC—Norfolk Southern Financial Analyses—Selected Transactions Analysis” is hereby amended and supplemented as follows:

Announcement Year	Target	Acquiror	TEV ($Bn)	TEV / LTM EBITDA Multiple
2021	Kansas City Southern	Canadian Pacific Railway Limited	31.2	19.5x [a]
2017	Florida East Coast Railway Holdings Corporation	Grupo México Transportes S.A.B. de C.V.	2.1	13.6x
2009	Burlington Northern Santa Fe Corporation	Berkshire Hathaway Inc.	43.9	8.8x
2007	Dakota, Minnesota & Eastern Railroad Corporation	Canadian Pacific Railway Limited	1.5	15.2x
2004	Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. (51%)	Kansas City Southern	1.3	6.1x
2003	BC Rail Limited	Canadian National Railway Company	1.2	14.4x
2001	Wisconsin Central Transportation Corporation	Canadian National Railway Company	1.2	9.8x [b]
1998	Illinois Central Corporation	Canadian National Railway Company	3.0	11.4x
1997	Consolidated Rail Corporation	CSX Corporation and Norfolk Southern	12.3	12.1x [c]
1995	Southern Pacific Rail Corporation	Union Pacific	5.4	12.3x [d]
1995	Chicago and North Western Holdings Corporation	Union Pacific	2.6	8.4x
1994	Santa Fe Pacific Corporation	Burlington Northern Inc.	5.1	7.2x
Mean:				11.6x
Median:				11.8x

The table on page 140 under “The Merger—Opinion of Norfolk Southern’s Financial Advisor— Opinion of BofA Securities, Inc.—Summary of Norfolk Southern Financial Analyses—Selected Precedent Transactions Analysis” is hereby amended and supplemented as follows:

Date Announced	Target	Acquiror	TEV ($Bn)	TEV/LTM Adj. EBITDA
09/21	Kansas City Southern	Canadian Pacific Railway Limited	31.0	21.2x
07/19	Genesee & Wyoming Inc.	Brookfield Infrastructure Partners L.P. / GIC Pte. Ltd.	8.4	13.4x
03/17	Florida East Coast Railway Holdings Corp.	Grupo México Transportes S.A. de C.V.	2.1	13.6x
10/16	Glencore Rail (NSW) Pty Limited	Genesee & Wyoming Australia Pty Ltd	0.9	11.4x
10/16	Genesee & Wyoming Australia Pty Ltd. (49%)	Macquarie Infrastructure and Real Assets	1.5	11.2x
03/16	Pacific National Holdings Pty Ltd.	Rail Consortium(1)	6.6	10.3x
02/15	Freightliner Group Limited (95%)	Genesee & Wyoming Inc.	0.8	9.5x
07/12	RailAmerica, Inc.	Genesee & Wyoming Inc.	2.0	10.3x
11/09	Burlington Northern Santa Fe Corp.	Berkshire Hathaway Inc.	43.8	8.8x
09/07	Dakota, Minnesota & Eastern Railroad Corporation	Canadian Pacific Railway Limited	1.5	15.2x
11/06	RailAmerica, Inc.	Fortress Investment Group LLC	1.1	11.7x
08/05	Patrick Corporation	Toll Holding Ltd.	5.3	15.0x
12/04	Transportacion Ferroviaria Mexicana, S.A. de C.V. (51%)	Kansas City Southern	1.3	6.1x
11/03	BC Rail Ltd.	Canadian National Railway Company	1.2	14.4x
01/01	Wisconsin Central Ltd.	Canadian National Railway Company	1.2	9.8x
02/98	Illinois Central Corp.	Canadian National Railway Company	3.0	11.4x
04/97	Conrail Inc.	CSX Corp./Norfolk Southern Corporation	12.3	12.1x
08/95	Southern Pacific Rail Corp.	Union Pacific Corp.	5.4	12.3x
03/95	Chicago and North Western Holdings Corporation	Union Pacific Corp.	2.6	8.4x
06/94	Santa Fe Pacific Corporation	Burlington Northern Inc.	5.1	7.2x

The first sentence in the first paragraph beginning on page 140 under “The Merger—Opinion of Norfolk Southern’s Financial Advisor—Opinion of BofA Securities, Inc.—Summary of Norfolk Southern Financial Analyses—Selected Precedent Transactions Analysis” is hereby amended and supplemented as follows:

Based on BofA’s review of the TEV/LTM Adjusted EBITDA multiples for the selected transactions and on its professional judgment and experience, BofA applied a TEV/LTM Adjusted EBITDA multiple reference range of 12.00x to 16.00x, to Norfolk Southern’s Adjusted EBITDA for the twelve-month period ended June 30, 2025.

The second and third sentences in the third paragraph beginning on page 140 under “The Merger—Opinion of Norfolk Southern’s Financial Advisor—Opinion of BofA Securities, Inc.—Summary of Norfolk Southern Financial Analyses—Discounted Cash Flow Analysis” are hereby amended and supplemented as follows:

Discounted Cash Flow Analysis. BofA performed a discounted cash flow analysis of Norfolk Southern to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Norfolk Southern was forecasted to generate during the six-month period ending December 31, 2025 and for the fiscal years 2026 through 2030 based on the Norfolk Southern management unaudited Norfolk Southern projections. Based on BofA’s professional judgment and experience, BofA calculated terminal values for Norfolk Southern by applying terminal multiples of 11.00x to 13.00x to Norfolk Southern’s fiscal year 2030 estimated Adjusted EBITDA. The cash flows and terminal values were then discounted to present value as of June 30, 2025, assuming a mid-year convention for cash flows, using discount rates ranging from 8.50% to 10.00%, which were based on an estimate, based on BofA’s professional judgment and experience, of Norfolk Southern’s weighted average cost of capital.

The second bullet point on page 141 under “The Merger—Opinion of Norfolk Southern’s Financial Advisor—Opinion of BofA Securities, Inc.—Summary of Norfolk Southern Financial Analyses—Other Factors” is hereby amended and supplemented as follows:

Wall Street Analysts Price Targets. BofA reviewed eighteen (18) publicly available equity research analyst price targets for the shares of Norfolk Southern common stock available as of July 16, 2025, which indicated low to high price targets for Norfolk Southern common stock of $174.00 to $300.00 and a present value of $157.50 to $271.50 (each rounded to the nearest $0.25) when discounted by one year at Norfolk Southern’s mid-point cost of equity of 10.5%, derived using the capital asset pricing model. BofA also noted that the median of price targets for Norfolk Southern was $279.00 per share.

The first, second and third sentences in the third full paragraph beginning on page 142 under “The Merger—Opinion of Norfolk Southern’s Financial Advisor—Opinion of BofA Securities, Inc.—Summary of Union Pacific Financial Analyses—Discounted Cash Flow Analysis” are hereby amended and supplemented as follows:

Discounted Cash Flow Analysis. BofA performed a discounted cash flow analysis of Union Pacific to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Union Pacific was forecasted to generate during the six-month period ending December 31, 2025 and for the fiscal years 2026 through 2031 based on ~~the Norfolk Southern management view of~~ the UP management unaudited projections and unlevered free cash flow, as set forth in the section entitled “Certain Unaudited Prospective Financial Information”. Based on BofA’s professional judgment and experience, BofA calculated terminal values for Union Pacific by applying terminal multiples of 12.00x to 14.00x to Union Pacific’s fiscal year 2031 estimated Adjusted EBITDA. The cash flows and terminal values were then discounted to present value as of June 30, 2025, assuming a mid-year convention for cash flows, using discount rates ranging from 8.50% to 10.00%, which were based on an estimate, based on BofA’s professional judgment and experience, of Union Pacific’s weighted average cost of capital.

The first bullet point on page 143 under “The Merger—Opinion of Norfolk Southern’s Financial Advisor—Opinion of BofA Securities, Inc.—Summary of Union Pacific Financial Analyses—Other Factors” is hereby amended and supplemented as follows:

•

Wall Street Analysts Price Targets. BofA reviewed eighteen (18) publicly available equity research analyst price targets for the Union Pacific common stock available as of July 16, 2025, which indicated low to high price targets for Union Pacific common stock of $202.00 to $275.00 and a present value of $183.50 to $249.75 (each rounded to the nearest $0.25) when discounted by one year at Union Pacific’s mid-point cost of equity of 10.1%, derived using the capital asset pricing model. BofA also noted that the median of price targets for Union Pacific was $260.00 per share.

The third full paragraph beginning on page 143 under “The Merger—Opinion of Norfolk Southern’s Financial Advisor—Opinion of BofA Securities, Inc.—Summary of Material Pro Forma Financial Analysis—Has/Gets Analysis” is hereby amended and supplemented as follows:

For the aggregate equity value of Norfolk Southern common stock on a standalone basis, BofA used the reference range obtained in its discounted cash flow analysis described above under “Summary of Material Financial Analyses of Norfolk Southern — Discounted Cash Flow Analysis.” BofA then performed the same analysis by calculating the range of implied aggregate equity values allocable to holders of Norfolk Southern common stock on a pro forma basis, giving effect to the mergers, by assuming approximately 27.5% pro forma ownership, based on 225.152 million shares, the number of shares of Union Pacific common stock estimated to be issued to holders of Norfolk Southern common stock in the mergers, utilizing the results of the standalone discounted cash flow analyses for Norfolk Southern and Union Pacific described above under “Summary of Material Financial Analyses of Norfolk Southern – Discounted Cash Flow Analysis” and under “Summary of Material Financial Analyses of Union Pacific – Discounted Cash Flow Analysis,” and taking into account the net present value of the synergies as of June 30, 2025, using a discount rate of 8.5% to 10.0% based on BofA’s professional judgment and experience. For purposes of this analysis, BofA assumed incremental transaction net debt in the amount of $20.4 billion. BofA then compared these implied equity value reference ranges, which were further adjusted by an estimated additional net debt from the mergers and $88.82 per share cash consideration, to the implied equity value reference ranges derived for Norfolk Southern on a standalone basis utilizing the results of the standalone discounted cash flow analysis of Norfolk Southern described above.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure.

This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December  31, 2024 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000070216525000008/nsc-20241231.htm ) and Norfolk Southern’s subsequent filings with the SEC, Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February  7, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000100885/000010088525000042/unp-20241231.htm ) (the “Union Pacific Annual Report”) and Union Pacific’s subsequent filings with the SEC, as well as the risks described in Union Pacific’s registration statement on Form S-4 (No. 290282), as filed with the SEC on September 16, 2025, as amended on September  30, 2025 (available at https://www.sec.gov/Archives/edgar/data/100885/000119312525224307/d908896ds4a.htm) (the “Registration Statement”), may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the Transaction, Union Pacific filed the Registration Statement with the SEC, which includes a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders. The Registration Statement was declared effective on September 30, 2025, and Union Pacific filed a final prospectus on October  1, 2025 (which is available at https://www.sec.gov/Archives/edgar/data/100885/000119312525226560/d908896d424b3.htm), and Norfolk Southern filed a definitive proxy statement on October  1, 2025 (which is available at https://www.sec.gov/Archives/edgar/data/702165/000119312525226601/d64358ddefm14a.htm) (together, the “Definitive Joint Proxy Statement/Prospectus”). Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Definitive Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT, AS AMENDED, AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION

STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://norfolksouthern.investorroom.com/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925.

PARTICIPANTS IN THE SOLICITATION

Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Union Pacific and Norfolk Southern in connection with the Transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Definitive Joint Proxy Statement/Prospectus.

Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific ’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March  28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm), and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, “Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June  3, 2025 (which is available at
https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SIGNATURES NORFOLK SOUTHERN CORPORATION (Registrant)

By:	/s/ Jeremy Ballard
Name:	Jeremy Ballard
Title:	Corporate Secretary
Date:	November 6, 2025